UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56810

Investcorp US Private Credit BDC II Liquidating Trust

(Exact name of registrant as specified in its charter)

280 Park Avenue, 39th Floor, New York, NY 10017

(646) 690-5034

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Class A Shares of Beneficial Interest, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, Investcorp US Private Credit BDC II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Investcorp US Private Credit BDC II Liquidating Trust

Date: August 13, 2026	By:	/s/ Suhail A. Shaikh
Suhail A. Shaikh
President and Chief Executive Officer